REFINITIV LIPPER FUND AWARDS
2022 WINNER UNITED STATES

Paradigm Select Fund

Best Mid-Cap Core Fund Over Three Years

REFINITIV LIPPER FUND AWARDS
2021 WINNER UNITED STATES

Paradigm Funds

Best Equity Small Fund Family Group Over Three Years

Recognized for excellence in small-cap investing two years in a row

As a women-owned and women-run firm, we are proud to have received a Lipper Fund Award two years in a row.

With over 30 years of a disciplined investment process, Paradigm Capital Management has demonstrated the value of fundamental, active management.

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CAPITAL MANAGEMENT